Exhibit 99.1

Unaudited Condensed Interim Consolidated Financial Statements and Notes

FOR THE THREE AND SIX MONTHS ENDING JUNE 30, 2019

Condensed Interim Consolidated Statements of Financial Position (unaudited, in thousands of U.S. dollars)

	June 30, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents (Note 21)	$92,221	$138,510
Short-term investments (Note 6)	46,594	74,004
Trade and other receivables	173,856	96,091
Income taxes receivable	33,751	13,108
Inventories (Note 7)	283,320	214,465
Derivative financial instruments (Note 5a)	1,356	640
Assets held for sale(1)	406,780	—
Prepaid expenses and other current assets	12,307	11,556
	1,050,185	548,374
Non-current assets
Mineral properties, plant and equipment (Note 8)	2,240,212	1,301,002
Inventories (Note 7)	23,982	—
Long-term refundable tax	21,833	70
Deferred tax assets	11,939	12,244
Investment in associates (Note 10)	69,877	70,566
Goodwill and other assets (Note 11)	4,067	5,220
Total Assets	$3,422,095	$1,937,476

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 12)	$182,374	$131,743
Derivative financial instruments (Note 5a)	—	51
Current portion of provisions (Note 13)	5,711	5,072
Current portion of lease obligations (Note 14)	13,525	5,356
Liabilities relating to assets held for sale(1)	30,934	—
Income tax payable	24,551	8,306
	257,095	150,528
Non-current liabilities
Long-term portion of provisions (Note 13)	142,660	70,083
Deferred tax liabilities	183,121	148,819
Long-term portion of lease obligations (Note 14)	30,233	1,320
Debt (Note 15)	335,000	—
Deferred revenue (Note 10)	12,731	13,288
Other long-term liabilities (Note 16)	27,476	25,425
Share purchase warrants (Note 10)	14,850	14,664
Total Liabilities	1,003,166	424,127

Equity
Capital and reserves (Note 17)
Issued capital	3,117,651	2,321,498
Reserves	94,818	22,573
Investment revaluation reserve	1	208
Deficit	(799,082)	(836,067)
Total Equity attributable to equity holders of the Company	2,413,388	1,508,212
Non-controlling interests	5,541	5,137
Total Equity	2,418,929	1,513,349
Total Liabilities and Equity	$3,422,095	$1,937,476
(1)The Company determined that this meets the definition of an asset held for sale upon acquisition (Note 4).
See accompanying notes to the condensed interim consolidated financial statements
APPROVED BY THE BOARD ON AUGUST 7, 2019

"signed"	Ross Beaty, Director	"signed"	Michael Steinmann, Director

PAN AMERICAN SILVER CORP.	2

Condensed Interim Consolidated Income Statements (unaudited, in thousands of U.S. dollars except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Revenue (Note 22)	$282,948	$216,460	$515,591	$423,421
Cost of sales (Note 22)
Production costs (Note 18)	(184,004)	(116,413)	(343,857)	(228,862)
Depreciation and amortization	(57,613)	(37,626)	(106,947)	(72,164)
Royalties	(5,191)	(7,570)	(11,453)	(12,420)
	(246,808)	(161,609)	(462,257)	(313,446)
Mine operating earnings (Note 22)	36,140	54,851	53,334	109,975

General and administrative	(7,571)	(5,566)	(13,506)	(11,524)
Exploration and project development	(4,625)	(1,877)	(6,079)	(4,621)
Mine care and maintenance	(5,842)	—	(9,289)	—
Foreign exchange gains (losses)	697	(4,917)	(2,148)	(6,592)
Gains on commodity and foreign currency contracts (Note 5d)	1,240	906	1,581	2,639
Gains (losses) on sale of mineral properties, plant and equipment	3,447	(182)	3,487	7,804
Share of income from associate and dilution gain (Note 10)	309	14,113	920	14,272
Transaction and integration costs (Note 4)	(3,446)	—	(4,849)	—
Bargain purchase gain (Note 4)	—	—	30,492	—
Other expense	(350)	(1,135)	(243)	(591)
Earnings from operations	19,999	56,193	53,700	111,362

Loss on derivatives (Note 5d)	(1,785)	(737)	(14)	(780)
Investment income (loss)	2,533	(1,071)	14,816	827
Interest and finance expense (Note 19)	(7,945)	(1,175)	(12,669)	(3,533)
Earnings before income taxes	12,802	53,210	55,833	107,876
Income tax expense (Note 23)	(8,937)	(16,514)	(16,227)	(23,024)
Net earnings from continuing operations	3,865	36,696	39,606	84,852
Net earnings from discontinued operations (Note 4)	14,634	—	12,705	—
Net earnings for the period	$18,499	$36,696	$52,311	$84,852

Attributable to:
Equity holders of the Company	$18,371	$36,187	$51,646	$83,563
Non-controlling interests	128	509	665	1,289
	$18,499	$36,696	$52,311	$84,852

Earnings per share attributable to common shareholders (Note 20)
Basic earnings per share	$0.09	$0.24	$0.27	$0.55
Diluted earnings per share	$0.09	$0.24	$0.27	$0.54
Weighted average shares outstanding (in 000’s) Basic	209,461	153,295	193,055	153,303
Weighted average shares outstanding (in 000’s) Diluted	209,568	153,545	193,178	153,543
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	3

Condensed Interim Consolidated Statements of Comprehensive Income (unaudited, in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Net earnings for the period	$18,499	$36,696	$52,311	$84,852
Items that may be reclassified subsequently to net earnings:
Unrealized net gains on short-term investments (Note 5c)	—	533	1	343
Reclassification adjustment for realized gains on short-term investments to earnings (Note 5c)	—	(461)	(208)	(330)
Total comprehensive earnings for the period	$18,499	$36,768	$52,104	$84,865

Total comprehensive earnings attributable to:
Equity holders of the Company	$18,371	$36,259	$51,439	$83,576
Non-controlling interests	128	509	665	1,289
	$18,499	$36,768	$52,104	$84,865
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	4

Condensed Interim Consolidated Statements of Cash Flows (unaudited, in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Cash flow from operating activities
Net earnings for the period	$18,499	$36,696	$52,311	$84,852

Current income tax expense (Note 23)	18,092	17,607	32,387	35,742
Deferred income tax recovery (Note 23)	(9,155)	(1,093)	(16,160)	(12,718)
Interest expense (recovery) (Note 19)	4,891	(1,048)	6,938	(913)
Depreciation and amortization	57,613	37,626	106,947	72,164
Accretion on closure and decommissioning provision (Note 13)	2,560	1,623	4,602	3,262
Unrealized (gains) losses on foreign exchange	(931)	4,170	1,564	6,147
(Gain) loss on sale of mineral properties, plant and equipment	(3,447)	182	(3,487)	(7,804)
Project development write-down	1,882	—	1,882	—
Bargain purchase gain (Note 4)	—	—	(30,492)	—
Other operating activities (Note 21)	(3,852)	(18,409)	(8,923)	(25,665)
Changes in non-cash operating working capital (Note 21)	20,140	7,772	(17,796)	(3,548)
Operating cash flows before interest and income taxes	$106,292	$85,126	$129,773	$151,519

Interest paid	(4,804)	(330)	(7,955)	(843)
Interest received	21	182	605	946
Income taxes paid	(17,991)	(18,029)	(51,816)	(50,273)
Net cash generated from operating activities	$83,518	$66,949	$70,607	$101,349

Cash flow from investing activities
Payments for mineral properties, plant and equipment	$(64,719)	$(35,926)	$(105,597)	$(68,491)
Tahoe Resources Inc. ("Tahoe") acquisition (Note 4)	—	—	(247,479)	—
Acquisition of mineral interests	(1,545)	(7,500)	(1,545)	(7,500)
Net (purchase of) proceeds from short-term investments	(12,528)	(6,851)	41,578	(12,014)
Proceeds from sale of mineral properties, plant and equipment	9,091	10,374	9,138	15,479
Net proceeds (payments) from commodity, diesel fuel swaps, and foreign currency contracts	363	—	799	(318)
Net cash used in investing activities	$(69,338)	$(39,903)	$(303,106)	$(72,844)

Cash flow from financing activities
Proceeds from issue of equity shares	$194	$499	$194	$626
Distributions to non-controlling interests	(261)	(254)	(261)	(556)
Dividends paid	(7,331)	(5,185)	(14,661)	(10,551)
Proceeds from credit facility (Note 15)	—	—	335,000	—
Repayment of credit facility (Note 4)	—	—	(125,000)	—
Repayment of short-term loans	—	—	—	(3,000)
Payment of equipment leases	(4,880)	(1,977)	(8,870)	(3,517)
Net cash (used in) generated from financing activities	$(12,278)	$(6,917)	$186,402	$(16,998)
Effects of exchange rate changes on cash and cash equivalents	(229)	(8)	(192)	(57)
Net increase (decrease) in cash and cash equivalents	1,673	20,121	(46,289)	11,450
Cash and cash equivalents at the beginning of the period	90,548	167,282	138,510	175,953
Cash and cash equivalents at the end of the period	$92,221	$187,403	$92,221	$187,403
Supplemental cash flow information (Note 21).
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	5

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Reserves(1)	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2017	153,302,976	$2,318,252	$22,463	$1,605	$(825,470)	$1,516,850	$4,201	$1,521,051
Impact of adopting IFRS 9	—	—	—	(1,602)	1,602	—	—	—
Balance, January 1, 2018 (restated)	153,302,976	$2,318,252	$22,463	$3	$(823,868)	$1,516,850	$4,201	$1,521,051
Total comprehensive earnings
Net earnings for the year	—	—	—	—	10,294	10,294	1,747	12,041
Other comprehensive income	—	—	—	205	—	205	—	205
	—	—	—	205	10,294	10,499	1,747	12,246
Cancellation of expired shares	(120,339)	—	—	—	178	178	—	178
Shares issued on the exercise of stock options	125,762	1,367	(286)	—	—	1,081	—	1,081
Shares issued as compensation	139,957	1,879	—	—	—	1,879	—	1,879
Share-based compensation on option grants	—	—	396	—	—	396	—	396
Distributions by subsidiaries to non-controlling interests	—	—	—	—	(1,209)	(1,209)	(811)	(2,020)
Dividends paid	—	—	—	—	(21,462)	(21,462)	—	(21,462)
Balance, December 31, 2018	153,448,356	$2,321,498	$22,573	$208	$(836,067)	$1,508,212	$5,137	$1,513,349
Total comprehensive earnings
Net earnings for the period	—	—	—	—	51,646	51,646	665	52,311
Other comprehensive loss	—	—	—	(207)	—	(207)	—	(207)
	—	—	—	(207)	51,646	51,439	665	52,104
Shares issued on the exercise of stock options	20,642	284	(90)	—	—	194	—	194
Shares issued as compensation	22,335	243	—	—	—	243	—	243
Share-based compensation on option grants	—	—	295	—	—	295	—	295
Tahoe acquisition consideration (Note 4)	55,990,512	795,626	72,040	—	—	867,666	—	867,666
Distributions by subsidiaries to non-controlling interests	—	—	—	—	—	—	(261)	(261)
Dividends paid	—	—	—	—	(14,661)	(14,661)	—	(14,661)
Balance, June 30, 2019	209,481,845	$3,117,651	$94,818	$1	$(799,082)	$2,413,388	$5,541	$2,418,929
(1)Includes reserves for share options and contingent value rights ("CVRs") (Note 4).
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	6

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2017	153,302,976	$2,318,252	$22,463	$1,605	$(825,470)	$1,516,850	$4,201	$1,521,051
Impact of adopting IFRS 9	—	—	—	(1,602)	1,602	—	—	—
Balance, January 1, 2018 (restated)	153,302,976	$2,318,252	$22,463	$3	$(823,868)	$1,516,850	$4,201	$1,521,051
Total comprehensive earnings
Net earnings for the period	—	—	—	—	83,563	83,563	1,289	84,852
Other comprehensive income	—	—	—	13	—	13	—	13
	—	—	—	13	83,563	83,576	1,289	84,865
Cancellation of expired shares	(121,439)	—	—	—	178	178	—	178
Shares issued on exercise of stock options	72,096	792	(166)	—	—	626	—	626
Shares issued as compensation	10,338	182	—	—	—	182	—	182
Share-based compensation on option grants	—	—	188	—	—	188	—	188
Distributions by subsidiaries to non-controlling interests	—	—	—	—	—	—	(556)	(556)
Dividends paid	—	—	—	—	(10,729)	(10,729)	—	(10,729)
Balance, June 30, 2018	153,263,971	$2,319,226	$22,485	$16	$(750,856)	$1,590,871	$4,934	$1,595,805
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	7

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2019 and December 31, 2018, and for the
three and six month period ended June 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

1. NATURE OF OPERATIONS
Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). Pan American is a British Columbia corporation domiciled in Canada, and its office is at Suite 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.
The Company is engaged in the production and sale of silver, gold, zinc, lead and copper as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s major products are produced from mines in Canada, Peru, Mexico, Argentina and Bolivia. Additionally, the Company has project development activities in Canada, Peru, Mexico and Argentina, and exploration activities throughout South America, Canada and Mexico. As at June 30, 2019 the Company's Escobal mine in Guatemala continues to be on care and maintenance pending satisfactory completion of a consultation process with the Ministry of Energy and Mines in Guatemala.
Principal subsidiaries:
The principal subsidiaries, including those from the Tahoe Acquisition (Note 4), of the Company and their geographic locations at June 30, 2019 were as follows:

Subsidiary	Location	Ownership Interest	Accounting	Operations and Development Projects Owned
Lake Shore Gold Corp.	Canada	100%	Consolidated	Bell Creek and Timmins mines
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada mine
Compañía Minera Dolores S.A. de C.V.	Mexico	100%	Consolidated	Dolores mine
Pan American Silver Huaron S.A.	Peru	100%	Consolidated	Huaron mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha mine
Shahuindo S.A.C.	Peru	100%	Consolidated	Shahuindo mine
La Arena S.A.	Peru	100%	Consolidated	La Arena mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente mine
Minera San Rafael S.A.	Guatemala	100%	Consolidated	Escobal mine
Minera Tritón Argentina S.A.	Argentina	100%	Consolidated	Manantial Espejo mine & Cap-Oeste Sur Este ("COSE") project
Minera Joaquin S.R.L.	Argentina	100%	Consolidated	Joaquin project
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad project

2. BASIS OF PREPARATION
These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). As a result, these unaudited condensed interim consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB have been condensed with certain disclosures from the Annual Financial Statements omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2018.

The Company’s interim results are not necessarily indicative of its results for a full year.

PAN AMERICAN SILVER CORP.	8

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2019 and December 31, 2018, and for the
three and six month period ended June 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a)Changes in accounting policies
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2018, except for the following:
IFRS 16, Leases
In January 2016, the IASB issued IFRS 16 which replaces IAS 17 - Leases and its associated interpretative guidance, including IFRIC 4 and SIC 15. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non-lease component on the basis of whether the customer controls the specific asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes for lessees to the accounting for contracts that are or contain a lease, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases less than 12 months in duration or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15.
The Company has applied IFRS 16 using the modified retrospective approach from January 1, 2019 and has elected to record the transition date right-of-use assets at amounts equal to the present value of the minimum lease payments, on a lease by lease basis. Short-term and low-value recognition exemptions were applied, as well as certain practical expedients allowing for the use of hindsight to assess the lease term for contracts with extension options, the exclusion of initial direct costs from measurement of the Right-of-Use-Assets ("ROU Assets") and the exclusion of leases with a term of less than one year remaining at the transition date.
Policy applicable from January 1, 2019
Lease Definition
At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. An identified asset may be implicitly or explicitly specified in a contract, but must be physically distinct, and must not have the ability for substitution by a lessor. The Company has the right to control an identified asset if it obtains substantially all of its economic benefits and either pre-determines, or directs how and for what purpose the asset is used.
Measurement of ROU Assets and Lease Obligations
At lease commencement, the Company recognizes a ROU Asset and a lease obligation. The ROU Asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at, or before, the commencement date, plus any initial direct costs incurred, less any lease incentives received.
The ROU Asset is subsequently amortized on a straight-line basis over the shorter of the term of the lease, or the useful life of the asset determined on the same basis as the Company’s property, plant and equipment. The ROU Asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation.
The lease obligation is initially measured at the present value of lease payments remaining at the lease commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease obligation, when applicable, may comprise fixed payments, variable payments that depend on an index or rate, amounts expected to be payable under a residual value guarantee and the exercise price under a purchase, extension or termination option that the Company is reasonably certain to exercise.

PAN AMERICAN SILVER CORP.	9

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2019 and December 31, 2018, and for the
three and six month period ended June 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

The lease obligation is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease obligation is remeasured, a corresponding adjustment is made to the carrying amount of the ROU Asset.
Recognition Exemptions
The Company has elected not to recognize ROU Assets and lease obligations for short-term leases that have a lease term of twelve months or less or for leases of low-value assets. Payments associated with these leases are recognized as an operating expense on a straight-line basis over the lease term within costs and expenses on the consolidated income statement.
Leases
The Company’s leased assets include land, buildings, vehicles, and machinery and equipment with a carrying value of $47.3 million at June 30, 2019. Effective January 1, 2019, the Company adopted IFRS 16 as outlined in Note 14, recognizing $21.4 million of ROU assets, $18.9 million of lease obligations and deferred tax assets/liabilities of $nil.
b)Changes in accounting policies not yet effective
The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective.

4. TAHOE ACQUISITION
On February 22, 2019, the Company completed the acquisition of 100% of the issued and outstanding shares of Tahoe (the "Acquisition"). Each Tahoe shareholder had the right to elect to receive either $3.40 in cash (the "Cash Election") or 0.2403 of a Common Share (the "Share Election") for each Tahoe share, subject in each case to pro-ration based on a maximum cash consideration of $275 million and a maximum number of Common Shares issued of 56.0 million. Tahoe shareholders who did not make an election by the election deadline were deemed to have made the Share Election. Holders of 23,661,084 Tahoe shares made the Cash Election and received all cash consideration in the amount of $3.40 per Tahoe share. The holders of 290,226,406 Tahoe shares that made or were deemed to have made, the Share Election were subject to pro-ration, and received consideration of approximately $0.67 in cash and 0.1929 of a Common Share per Tahoe share.
In addition, Tahoe shareholders received contingent consideration in the form of one CVR for each Tahoe share.  Each CVR will be exchanged for 0.0497 of a Common Share upon the first commercial shipment of concentrate following restart of operations at the Escobal mine (the "First Shipment"). The CVRs are transferable and have a term of 10 years. The First Shipment contingency is a discrete event upon which a fixed number of Common Shares will be issued. As there is no variability in the number of shares to be issued if the contingency is met the Company has concluded that the CVR consideration meets the ‘fixed-for-fixed’ requirement in IAS 32 - Financial Instruments: Presentation. As such the CVRs are classified as a component of equity, recognized initially at fair value with no remeasurement, and any subsequent settlement to be accounted for within equity.
As a result of the Acquisition, the Company paid $275 million in cash, issued 55,990,512 Common Shares, and issued 313,887,490 CVRs. After this share issuance, Pan American shareholders owned approximately 73%, while former Tahoe shareholders owned approximately 27%, of the shares of the combined company. The Company has determined that this transaction represents a business combination with Pan American identified as the acquirer. Based on the February 21, 2019 closing share price of Common Shares, the total consideration of the Acquisition is approximately $1.1 billion. The Company began consolidating the operating results, cash flows and net assets of Tahoe from February 22, 2019 onwards.

PAN AMERICAN SILVER CORP.	10

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2019 and December 31, 2018, and for the
three and six month period ended June 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Tahoe was a mid-tier publicly traded precious metals mining company with ownership interests in a diverse portfolio of mines and projects including the following principle mines: Timmins West and Bell Creek in Canada; La Arena and Shahuindo in Peru; and Escobal in Guatemala (the "Acquired Mines"). The Escobal mine's operations have been suspended since June 2017.
The following table summarizes the consideration paid as part of the purchase price:

Consideration:	Shares Issued	Consideration
Fair value estimate of the Pan American Share consideration (1)	55,990,512	$795,626
Fair value estimate of the CVRs (2)	15,600,208	71,916
Cash (1)	—	275,008
Fair value estimate of replacement options (3)	835,874	124
Total Consideration	72,426,594	$1,142,674
2.The Pan American Share consideration value is based on an assumed value of $14.21 per share (based on the NASDAQ closing price on February 21, 2019).
3.Assumed fair value of the CVRs is based on the residual amount of the value of the Tahoe Shares acquired (based on the NYSE closing price closing of $3.64 on February 21, 2019) after deducting the cash consideration of $275 million and the fair value of the Company's share consideration paid (based on the February 21, 2019 Nasdaq closing price of $14.21).
4.Assumed fair value of 3.5 million Tahoe options that upon the Acquisition vested and converted into 835.8 thousand Pan American stock options (the "Replacement options"). The fair value of the Replacement options was determined using the Black-Scholes option pricing model, as at the Acquisition date, the assumptions of which are described in the Company's Q1 2019 Financial Statements.

Share price at February 21, 2019 (Canadian dollars, "CAD")	$19.01
Exercise price	$11.67 - 97.26
Expected volatility	0.4075
Expected life (years)	0.2 - 1.0
Expected dividend yield	0.78%
Risk-free interest rate	0.93%
Fair value (CAD)	$163,273.36
CAD to USD exchange rate at December 31, 2018	$0.7578
Fair value (USD)	$123,729.43

The following table summarizes the preliminary allocation of the purchase price to the identifiable assets and liabilities based on their estimated fair values at the date of the Acquisition:

Allocation of consideration:	Consideration
Cash and cash equivalents	$27,529
Accounts receivable	17,854
VAT Receivable	87,268
Inventory	152,534
Other current assets	4,135
Mineral properties, plant and equipment	1,298,037
Other assets	3,450
Accounts payable and accrued liabilities	(159,675)
Provision for closure and decommissioning liabilities	(70,119)
Debt	(125,000)
Net current and deferred income tax liabilities	(62,847)
Bargain purchase gain	(30,492)
$1,142,674
As at June 30, 2019, the allocation of the purchase price has not been finalized. The Company is currently in the process of determining the fair values of identifiable assets acquired and liabilities assumed and measuring the associated deferred income tax assets and liabilities and will finalize the allocation of the purchase price no later than February 21, 2020.

PAN AMERICAN SILVER CORP.	11

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2019 and December 31, 2018, and for the
three and six month period ended June 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Held for Sale Assets
Concurrent with the Acquisition, the Company formally initiated an active program to locate a buyer of Lake Shore Gold Inc. ("Lake Shore"), a subsidiary acquired by the Company as part of the Acquisition. Lake Shore's principal assets are the Bell Creek and Timmins mines (collectively, "Timmins"). Based on management's assessment of the Company's sales process it was determined that Lake Shore meets the criteria, under IFRS 5 - Non-current assets held for sale and discontinued operations, to be a discontinued operation to be classified as held for sale upon acquisition. As such, upon the Acquisition and as at June 30, 2019, the assets and liabilities of Lake Shore were classified as assets and liabilities held for sale and are presented separately under current assets and current liabilities, respectively, and the post-tax profit or loss from the Lake Shore operations have been presented as a single and separate item on the Company's condensed interim consolidated income statements as discontinued operations.

5. FINANCIAL INSTRUMENTS
a)Financial assets and liabilities by categories

June 30, 2019	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$92,221	$—	$—	$92,221
Trade receivables from provisional concentrates sales(1)	—	51,246	—	51,246
Receivable not arising from sale of metal concentrates(1)	113,874	—	—	113,874
Short-term investments, equity securities	—	46,080	—	46,080
Short-term investments, other than equity securities	—	—	514	514
Derivative financial assets	—	1,356	—	1,356
	$206,095	$98,682	$514	$305,291
(1)Included in Trade and other receivables.

December 31, 2018	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$138,510	$—	$—	$138,510
Trade receivables from provisional concentrates sales(1)	—	40,803	—	40,803
Receivable not arising from sale of metal concentrates(1)	40,918	—	—	40,918
Short-term investments, equity securities	—	19,178	—	19,178
Short-term investments, other than equity securities	—	—	54,826	54,826
Derivative financial assets	—	640	—	640
	$179,428	$60,621	$54,826	$294,875
Financial Liabilities:
Derivative financial liabilities	$—	$51	$—	$51
	$—	$51	$—	$51
(1)Included in Trade and other receivables.

PAN AMERICAN SILVER CORP.	12

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2019 and December 31, 2018, and for the
three and six month period ended June 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

b)Short-term investments in equity securities recorded at fair value through profit or loss ("FVTPL")
The Company’s short-term investments in equity securities are recorded at FVTPL. The net gains (losses) from short-term investments in equity securities for the three and six months ended June 30, 2019 and 2018 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Unrealized net gains (losses) on short-term investments, equity securities	$3,054	$(1,779)	$14,374	$(723)
Realized net losses on short-term investments, equity securities	—	(31)	—	(49)
	$3,054	$(1,810)	$14,374	$(772)
c)Financial assets recorded at fair value through other comprehensive income ("FVTOCI")
The Company’s short-term investments other than equity securities are recorded at fair value through other comprehensive income. The unrealized gains (losses) from short-term investments other than equity securities for the three and six months ended June 30, 2019 and 2018 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Unrealized net gains on short-term investments, other than equity securities	$—	$533	$1	$343
Reclassification adjustment for realized gains on short-term investments, other than equity securities	—	(461)	(208)	(330)
	$—	$72	$(207)	$13
d)Derivative instruments
The Company's derivative financial instruments are comprised of foreign currency and commodity contracts. The net gains (losses) on derivatives for the three and six months ended June 30, 2019 and 2018 were comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Gains on foreign currency and commodity contracts:
Realized gains (losses) on foreign currency and commodity contracts	$364	$—	$799	$(318)
Unrealized gains on foreign currency and commodity contracts	876	906	782	2,957
	$1,240	$906	$1,581	$2,639
Loss on derivatives:
Loss on warrants	$(1,785)	$(737)	$(14)	$(780)
e)Fair value information
i) Fair Value Measurement
The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Inputs for the asset or liability based on unobservable market data.

PAN AMERICAN SILVER CORP.	13

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2019 and December 31, 2018, and for the
three and six month period ended June 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Statements of Financial Position at fair value on a recurring basis were categorized as follows:

	At June 30, 2019		At December 31, 2018
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Short-term investments	$46,594	$—	$74,004	$—
Trade receivables from provisional concentrate sales	—	51,246	—	40,803
Derivative financial assets	—	1,356	—	640
Derivative financial liabilities	—	—	—	(51)
	$46,594	$52,602	$74,004	$41,392
The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2018.
ii) Valuation Techniques
 Short-term investments and other investments
The Company’s short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily money market securities and U.S. Treasury securities. The fair value of the investment securities is calculated as the quoted market price of the investment and in the case of equity securities, the quoted market price multiplied by the quantity of shares held by the Company.
Derivative assets and liabilities
The Company’s derivative assets and liabilities were comprised of investments in warrants, commodity swaps and foreign currency contracts. The fair value of the warrants is calculated using an option pricing model which utilizes a combination of quoted prices and market-derived inputs. The Company's commodity swaps and foreign currency contracts are valued using observable market prices. Derivative instruments are classified within Level 2 of the fair value hierarchy.
Receivables from Provisional Concentrate Sales
A portion of the Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.
f)Financial Instruments and related risks
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are:
i)Credit risk
ii)Liquidity risk
iii)Market risk
1. Currency risk
2. Interest rate risk
3. Price risk
The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

PAN AMERICAN SILVER CORP.	14

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2019 and December 31, 2018, and for the
three and six month period ended June 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

i) Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of trade receivables represents the maximum credit exposure.
The Company has long-term concentrate contracts to sell the zinc, lead, copper and silver concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines. Concentrate contracts are a common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At June 30, 2019, the Company had receivable balances associated with buyers of its concentrates of $51.2 million (December 31, 2018 - $40.8 million). The vast majority of the Company’s concentrate is sold to five well-known concentrate buyers.
Doré production from La Colorada, Dolores, Manantial Espejo, Shahuindo, La Arena, Bell Creek and Timmins is refined under long term agreements with fixed refining terms at four separate refineries worldwide. The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. At June 30, 2019, the Company had approximately $46.5 million (December 31, 2018 - $19.7 million) of value contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and while at the refineries.
The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s metal sales. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that the trading positions have a positive mark-to-market value. However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management and monitoring.
Refined silver and gold is sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.
Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
The Company invests its cash and cash equivalents, which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.
ii) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.

PAN AMERICAN SILVER CORP.	15

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2019 and December 31, 2018, and for the
three and six month period ended June 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

There was no significant change to the Company’s exposure to liquidity risk during the three and six months ended June 30, 2019.
iii) Market Risk
1.Currency Risk
The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.
At June 30, 2019, the Company had outstanding positions on its foreign currency exposure of Mexican peso ("MXN") purchases. The Company recorded gains of $0.4 million and $0.9 million, respectively, on MXN derivative contracts for the three and six months ended June 30, 2019 (2018 - gains of $nil and $0.1 million, respectively).
2.Interest Rate Risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The average interest rate earned by the Company during the three and six months ended June 30, 2019 on its cash and short-term investments was 0.65% and 1.11%, respectively (2018 - 0.77% and 0.80%, respectively).
At June 30, 2019, the Company had $335.0 million in amounts drawn on its secured revolving credit facility (the "Credit Facility"), which had an average interest rate of 4.4%. There were no amounts drawn on the Credit Facility in 2018.
At June 30, 2019, the Company had $43.8 million in lease obligations (December 31, 2018 - $6.7 million), that are subject to an annualized interest rate of 9.7% (2018 - 2.2%).
3.Price Risk
Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, the Company’s current policy is to not hedge the price of silver and gold.
The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. At June 30, 2019, the Company had outstanding contracts to sell some of its base metals production.

6. SHORT-TERM INVESTMENTS

	June 30, 2019			December 31, 2018
	Fair Value	Cost	Accumulated unrealized holding gains	Fair Value	Cost	Accumulated unrealized holding gains
Short-term investments	$46,594	$33,946	$12,648	$74,004	$73,796	$208

PAN AMERICAN SILVER CORP.	16

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2019 and December 31, 2018, and for the
three and six month period ended June 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

7. INVENTORIES
Inventories consist of:

	June 30, 2019	December 31, 2018
Concentrate inventory	$14,114	$19,286
Stockpile ore (1)	33,285	3,945
Heap leach inventory and in process (2)	132,081	113,199
Doré and finished inventory (3)	46,858	30,736
Materials and supplies	80,964	47,299
Total inventories	$307,302	$214,465
Less: current portion of inventories	$(283,320)	$(214,465)
Non-current portion of inventories(4)	$23,982	$—
(1)Includes an impairment charge of $6.5 million to reduce the cost basis of inventory to NRV at Manantial Espejo and Dolores mines at June 30, 2019 (December 31, 2018 – $11.2 million at Manantial Espejo and Dolores mines).
(2)Includes an impairment charge of $39.0 million to reduce the cost basis of inventory to NRV at Manantial Espejo and Dolores mines at June 30, 2019 (December 31, 2018 - $28.9 million at Manantial Espejo and Dolores mines).
(3)Includes an impairment charge of $7.9 million to reduce the cost basis of inventory to NRV at Manantial Espejo and Dolores mines at June 30, 2019. (December 31, 2018 - $7.5 million at Manantial Espejo and Dolores mines).
(4)Inventories at the Escobal mine in Guatemala, which include $16.7 million in supplies inventories with the remainder attributable to metals inventories, have been classified as non-current pending the restart of operations.

8. MINERAL PROPERTIES, PLANT AND EQUIPMENT
Mineral properties, plant and equipment consist of:

	June 30, 2019			December 31, 2018
	Cost	Accumulated Depreciation and Impairment	Carrying Value	Cost	Accumulated Depreciation and Impairment	Carrying Value
Huaron mine, Peru	$212,367	$(119,256)	$93,111	$207,360	$(114,288)	$93,072
Morococha mine, Peru	250,200	(156,484)	93,716	243,603	(149,120)	94,483
Alamo Dorado mine, Mexico	71,724	(71,724)	—	126,960	(126,960)	—
La Colorada mine, Mexico	306,093	(131,896)	174,197	301,706	(121,940)	179,766
Dolores mine, Mexico	1,564,684	(1,032,378)	532,306	1,529,751	(981,948)	547,803
Manantial Espejo mine, Argentina	368,027	(364,475)	3,552	367,105	(362,293)	4,812
San Vicente mine, Bolivia	138,831	(90,485)	48,346	137,394	(86,663)	50,731
Tahoe mines	744,869	(25,187)	719,682	—	—	—
Other	26,550	(16,837)	9,713	23,994	(16,265)	7,729
Total producing properties	$3,683,345	$(2,008,722)	$1,674,623	$2,937,873	$(1,959,477)	$978,396

Land and Non-Producing Properties:
Land	$34,709	$(1,096)	$33,613	$4,677	$(1,096)	$3,581
Navidad project, Argentina	566,577	(376,101)	190,476	566,577	(376,101)	190,476
Minefinders projects, Mexico	91,362	(36,975)	54,387	91,362	(36,975)	54,387
Morococha, Peru	9,674	—	9,674	9,674	—	9,674
Argentine projects	89,295	(25,296)	63,999	69,774	(24,939)	44,835
Tahoe non-producing properties	192,788	(851)	191,937	—	—	—
Other	33,114	(11,611)	21,503	30,908	(11,255)	19,653
Total non-producing properties	$1,017,519	$(451,930)	$565,589	$772,972	$(450,366)	$322,606
Total mineral properties, plant and equipment	$4,700,864	$(2,460,652)	$2,240,212	$3,710,845	$(2,409,843)	$1,301,002

PAN AMERICAN SILVER CORP.	17

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2019 and December 31, 2018, and for the
three and six month period ended June 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

9. IMPAIRMENT OF MINERAL PROPERTIES, PLANT AND EQUIPMENT
Non-current assets are tested for impairment, or reversal of previous impairment charges, when events or changes in circumstance indicate that the carrying amount may not be recoverable, or previous impairment charges against assets are recoverable. The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying value may not be recoverable.
Based on the Company’s assessment with respect to possible indicators of either impairment or reversal of previous impairments to its mineral properties, the Company concluded that as of June 30, 2019 no such indicators were noted, and no impairment charges or impairment charge reversals were required.

10. INVESTMENT IN ASSOCIATES

	June 30, 2019	December 31, 2018
Investment in Maverix Metals Inc. ("Maverix")(2)	$69,877	$69,116
Investment in other(1)	—	1,450
	$69,877	$70,566
(1)The Company sold its interest in an equity investee for $5 million in May 2019 resulting in a gain of $3.6 million recorded in gains (losses) on sale of mineral, properties, plant and equipment on the Condensed Interim Consolidated Income Statements.
(2)The following table shows a continuity of the Company's investment in Maverix:

	2019	2018
Balance of investment in Maverix, January 1,	$69,116	$53,567
Dilution gain	(41)	13,449
Adjustment for change in ownership interest	(159)	1,919
Income from associate	961	823
Balance of investment in Maverix, June 30,	$69,877	$69,758
Investment in Maverix:
The Company's warrant liability representing in substance ownership interest in Maverix was $14.9 million as at June 30, 2019 (December 31, 2018 - $14.7 million). The Company's share of Maverix income or loss was recorded, based on its 28% interest for the six months ended June 30, 2019 (2018 - 40%) representing the Company’s fully diluted ownership.
Deferred Revenue:
Deferred revenue relates to precious metal streams whereby the Company will sell 100% of the future gold production from La Colorada and 5% of the future gold production from La Bolsa, which is in the exploration stage, to Maverix for $650 and $450 per ounce, respectively (the "Streams"). The deferred revenue liability recognized by the Company is the portion of the deferred revenue to be paid to Maverix owners other than Pan American through its ownership in Maverix.
The deferred revenue related to the Streams will be recognized as revenue by Pan American as the gold ounces are delivered to Maverix. As at June 30, 2019, the deferred revenue liability was $12.7 million (December 31, 2018 - $13.3 million).
The Company recognized $0.2 million and $0.4 million (2018 - $0.2 million and $0.3 million, respectively), respectively, during the three and six months ended June 30, 2019 for the delivery of 668 and 1,589 ounces (2018 - 1,116 and 1,635 ounces, respectively), respectively, from La Colorada to Maverix. All transactions with Maverix were in the normal course and measured at exchange amounts, which were the amounts of consideration established and agreed to by the Company and Maverix.

PAN AMERICAN SILVER CORP.	18

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2019 and December 31, 2018, and for the
three and six month period ended June 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Income Statement Impacts:
The Company recognized nominal dilution losses during both the three and six months ended June 30, 2019 (2018 - gains of $13.4 million, and $13.4 million, respectively, were recognized). Dilution gains and losses are recorded in share of income from associate and dilution gain.
For the three and six months ended June 30, 2019 the Company also recognized its share of income from associate of $0.4 million and $1.0 million, respectively, (2018 - income of $0.6 million and $0.8 million, respectively) which represents the Company's proportionate share of Maverix's income during the period.

11. GOODWILL AND OTHER ASSETS
Other assets consist of:

	June 30, 2019	December 31, 2018
Goodwill	$3,057	$3,057
Other assets	1,010	2,163
	$4,067	$5,220

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities consist of:

	June 30, 2019	December 31, 2018
Trade accounts payable(1)	$82,142	$52,201
Royalties payable	18,768	2,004
Other accounts payable and trade related accruals	28,340	32,896
Payroll and related benefits	35,906	26,817
Severance accruals	1,559	1,791
Other taxes payable	6,317	4,044
Other	9,342	11,990
	$182,374	$131,743
(1)No interest is charged on the trade accounts payable ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.

PAN AMERICAN SILVER CORP.	19

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2019 and December 31, 2018, and for the
three and six month period ended June 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

13. PROVISIONS

	Closure and Decommissioning	Litigation	Total
December 31, 2018	$70,587	$4,568	$75,155
Revisions in estimates and obligations incurred	9,133	—	9,133
Acquired from Tahoe (Note 4)	60,209	261	60,470
Charged (credited) to earnings:
-new provisions	—	977	977
-change in estimate	—	(140)	(140)
-exchange gains on provisions	—	—	—
Charged in the year	—	(225)	(225)
Reclamation expenditures	(1,540)	—	(1,540)
Accretion expense (Note 19)	4,541	—	4,541
June 30, 2019	$142,930	$5,441	$148,371

Maturity analysis of total provisions:	June 30, 2019	December 31, 2018
Current	$5,711	$5,072
Non-Current	142,660	70,083
	$148,371	$75,155

PAN AMERICAN SILVER CORP.	20

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2019 and December 31, 2018, and for the
three and six month period ended June 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

14. LEASES
a.ROU Assets
The following table summarizes changes in ROU Assets for the six months ended June 30, 2019 which have been recorded in mineral properties, plant and equipment on the Condensed Interim Consolidated Statements of Financial Position:

June 30, 2019
Cost
Balance, January 1, 2019(1)	$34,983
Additions after January 1, 2019	24,156
Assets acquired from Tahoe (Note 4)	3,871
Transfer out	(6,566)
Balance, June 30, 2019	56,444

Balance at January 1, 2019	(4,780)
Amortization	(7,581)
Transfer out	3,234
Balance, June 30, 2019	(9,127)
Carrying Amounts
At January 1, 2019	30,203
At June 30, 2019	$47,317
(1)Includes $21.4 million in newly recognized ROU assets.
b.Lease obligations
The following table presents a reconciliation of the Company's undiscounted cash flows at June 30, 2019 and December 31, 2018 to their present value for the Company's lease obligations:

	June 30, 2019	December 31, 2018
Within one year	$17,056	$5,488
Between one and five years	25,076	1,335
Beyond five years	22,918	—
Total undiscounted lease obligations	65,050	6,823
Less future interest charges	(21,292)	(147)
Total discounted lease obligations	43,758	6,676
Less: current portion of lease obligations	(13,525)	(5,356)
Non-current portion of lease obligations	$30,233	$1,320
When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019.  The weighted average rate applied is 9.7% (December 31, 2018 - 2.2%).
The following table reconciles the Company’s lease commitments disclosed in the consolidated financial statements as at and for the year ended December 31, 2018, to the lease obligations recognized on initial application of IFRS 16:

Operating lease commitments at December 31, 2018	$19,260
Discounted using the incremental borrowing rate at January 1, 2019	(2,819)
Recognition exemptions for short-term and low-value leases	(455)
Variable payments not included in lease liabilities	(233)
Lease obligations recognized at January 1, 2019 related to operating lease commitments at December 31, 2018	$15,753

PAN AMERICAN SILVER CORP.	21

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2019 and December 31, 2018, and for the
three and six month period ended June 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

15. DEBT

	June 30, 2019	December 31, 2018
Credit Facility	$335,000	$—
The Company's four-year, $300.0 million secured revolving credit facility, which was due to mature on April 15, 2020, was increased to $400.0 million on February 1, 2019 and increased to $500.0 million on February 22, 2019 with maturity on February 1, 2023 and resulted in additional upfront costs of $2.0 million. These amendments were made as part of the Tahoe Acquisition.
The upfront costs have been recorded as an asset under the classification Prepaid expenses and other current assets and are being amortized over the life of the Credit Facility. The Credit Facility can be drawn down at any time to finance the Company’s working capital requirements, acquisitions, investments and for general corporate purposes.
The financial covenants required the Company to maintain a tangible net worth (exclusive of any prospective write-downs of certain assets) of greater than $1,036.4 million plus 50% of the positive net income from and including the fiscal quarter ended March 31, 2016. As part of the amendment, after March 31, 2019 the financial covenants requires the Company to maintain a minimum tangible net worth (exclusive of any prospective write-downs of certain assets) of greater than 70% of its tangible net worth as of March 31, 2019 plus 50% of positive net income from and including the fiscal quarter ended June 30, 2019. In addition, the financial covenants continue to include the requirement for the Company to maintain: (i) a leverage ratio less than or equal to 3.5:1; and (ii) an interest coverage ratio more than or equal to 3.0:1. As of June 30, 2019, the Company was in compliance with all covenants required by the Credit Facility.
At Pan American's option, amounts can be drawn under the revolving facility and will incur interest based on the Company's leverage ratio at either (i) LIBOR plus 1.875% to 2.750% or; (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.875% to 1.750%. Undrawn amounts under the revolving facility are subject to a stand-by fee of 0.4219% to 0.6188% per annum, dependent on the Company's leverage ratio. During the six months ended June 30, 2019, the Company drew down $335 million under the Credit Facility, under LIBOR-based interest rates to fund, in part, the cash purchase price under the Tahoe arrangement and to repay, in full, and cancel Tahoe's second amended and restated revolving facility, under which $125 million had been drawn.
During the six months ended June 30, 2019, the average interest rate incurred by the Company on the Credit Facility was 4.4%. The Credit Facility was not drawn in 2018. During the three and six months ended June 30, 2019, the Company incurred $0.2 million and $0.5 million, respectively (2018 - $0.4 million and $ 0.7 million, respectively) in standby charges on undrawn amounts and $4.3 million and $5.4 million, respectively (2018 - $nil and $nil, respectively) in interest on drawn amounts under this Facility.

PAN AMERICAN SILVER CORP.	22

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2019 and December 31, 2018, and for the
three and six month period ended June 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

16. OTHER LONG TERM LIABILITIES
Other long term liabilities consist of:

	June 30, 2019	December 31, 2018
Deferred credit(1)	$20,788	$20,788
Other income tax payable	202	227
Severance accruals	6,486	4,410
	$27,476	$25,425
2.As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American Shares or a Silver Stream contract related to certain production from the Navidad project. Regarding the replacement convertible debenture, it was concluded that the deferred credit presentation was the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition. Subsequent to the acquisition, the counterparty to the replacement debenture selected the Silver Stream alternative. The final contract for the alternative is being discussed and pending the final resolution of this discussion, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit.

17. SHARE CAPITAL AND EMPLOYEE COMPENSATION PLANS
a.Stock options and common shares issued as compensation ("Compensation Shares")
For the three and six months ended June 30, 2019 the total share-based compensation expense relating to stock options and Compensation Shares was $1.2 million and $2.1 million, respectively (2018 - $1.1 million and $2.1 million, respectively) and is presented as a component of general and administrative expense.
i.Stock options
During the three and six months ended June 30, 2019, the Company granted nil and nil, stock options, respectively (2018 – nil and nil, respectively).
ii.Replacement options
Following completion of the Acquisition (Note 4), the Company issued 835,874 replacement options to eligible Tahoe option holders. These replacement options were fully vested with 12 months of remaining contractual life upon issuance and various exercise prices between CAD $20.52 and CAD $97.26.
iii.Compensation shares
During both the three and six months ended June 30, 2019, 22,335 shares were issued to Directors in lieu of Directors fees of $0.2 million (2018 – 10,338 common shares in lieu of fees of $0.2 million).

PAN AMERICAN SILVER CORP.	23

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2019 and December 31, 2018, and for the
three and six month period ended June 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

The following table summarizes changes in stock options for the six months ended June 30, 2019 and year ended December 31:

	Stock Options
	Shares	Weighted Average Exercise Price CAD$
As at December 31, 2017	936,123	$16.56
Granted	149,163	17.53
Exercised	(125,762)	11.14
Expired	(211,614)	24.90
Forfeited	(49,523)	19.49
As at December 31, 2018	698,387	$15.00
Granted pursuant to the Tahoe Acquisition (Note 4)	835,874	48.47
Exercised	(20,642)	12.70
Expired	(144,173)	52.10
Forfeited	(18,544)	32.68
As at June 30, 2019	1,350,902	$31.54
The following table summarizes information about the Company's stock options outstanding at June 30, 2019:

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Outstanding as at	Weighted Average Exercise Price CAD$
$9.76 - $23.61	672,126	46.24	$15.06	480,720	$13.97
$23.62 - $35.21	136,311	7.95	$28.02	136,311	$28.02
$35.22 - $46.53	192,462	10.79	$41.71	192,462	$41.71
$46.54 - $54.15	198,627	7.88	$51.68	198,627	$51.68
$54.16 - $97.26	151,376	8.28	$68.56	151,376	$68.56
	1,350,902	27.43	$31.54	1,159,496	$33.81
b.PSUs
Compensation expense for PSUs was $0.2 million and $0.4 million, respectively, for the three and six months ended June 30, 2019 (2018 - $0.4 million, and $0.6 million, respectively) and is presented as a component of general and administrative expense.
At June 30, 2019, the following PSUs were outstanding:

PSU	Number Outstanding	Fair Value
As at December 31, 2017	166,344	$2,611
Granted	117,328	1,532
Paid out	(73,263)	(1,528)
Change in value	—	476
As at December 31, 2018	210,409	$3,091
Change in value	—	(337)
As at June 30, 2019	210,409	$2,754

PAN AMERICAN SILVER CORP.	24

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2019 and December 31, 2018, and for the
three and six month period ended June 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

c.RSUs
Compensation expense for RSUs was $0.4 million and $0.9 million, respectively, for the three and six months ended June 30, 2019 (2018 – $0.7 million and $1.2 million, respectively) and is presented as a component of general and administrative expense.
At June 30, 2019, the following RSUs were outstanding:

RSU	Number Outstanding	Fair Value
As at December 31, 2017	262,013	$4,098
Granted	244,961	3,207
Paid out	(156,715)	(2,181)
Forfeited	(21,436)	(313)
Change in value	—	(1,187)
As at December 31, 2018	328,823	$3,624
Forfeited	(8,902)	(115)
Change in value	—	665
As at June 30, 2019	319,921	$4,174
d.Issued share capital
The Company is authorized to issue 400,000,000 common shares without par value.
e.Dividends
The Company declared the following dividends for the six months ended June 30, 2019 and 2018:

Declaration Date	Record Date	Dividend per common share

August 7, 2019 (1)	August 19, 2019	$0.035
May 8, 2019	May 20, 2019	$0.035
February 20, 2019	March 4, 2019	$0.035
May 9, 2018	May 22, 2018	$0.035
February 20, 2018	March 5, 2018	$0.035
(1)These dividends were declared subsequent to the quarter ended June 30, 2019 and have not been recognized as distributions to owners during the period presented.
f.CVRs
The Company issued 313,887,490 CVRs as part of the Tahoe Acquisition which are convertible into 15,600,208 common shares following the First Shipment upon the restart of operations at the Escobal mine (Note 4).

PAN AMERICAN SILVER CORP.	25

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2019 and December 31, 2018, and for the
three and six month period ended June 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

18. PRODUCTION COSTS
Production costs are comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Consumption of raw materials and consumables	$73,909	$43,257	$131,074	$87,777
Employee compensation and benefits expense	49,000	40,173	97,634	82,878
Contractors and outside services	26,798	22,048	52,260	44,718
Utilities	7,837	5,562	14,994	10,790
Other expenses	18,236	7,861	19,057	16,901
Changes in inventories (1)(2)	8,224	(2,488)	28,838	(14,202)
	$184,004	$116,413	$343,857	$228,862
(1)Includes NRV adjustments to inventory to reduce production costs by $2.3 million and increase production costs by $5.9 million for the three and six months ended June 30, 2019 (2018 - reduce by $7.0 million and $12.4 million, respectively).
(2)Includes fair value increases recognized on the Acquisition of select Tahoe inventories of $10.4 million and $19.1 million, respectively, for the three and six months ended June 30, 2019. There was no comparable amount recorded in 2018.

19. INTEREST AND FINANCE EXPENSE

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Interest expense	$4,922	$(1,048)	$6,969	$(913)
Finance fees	524	600	1,159	1,184
Accretion expense (Note 13)	2,499	1,623	4,541	3,262
	$7,945	$1,175	$12,669	$3,533

20. EARNINGS PER SHARE (BASIC AND DILUTED)

For the three months ended June 30,		2019		2018
	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount
Net earnings (1)	$18,371			$36,187
Basic earnings per share	$18,371	209,461	$0.09	$36,187	153,295	$0.24
Effect of Dilutive Securities:
Stock Options	—	107		—	250
Diluted earnings per share	$18,371	209,568	$0.09	$36,187	153,545	$0.24

PAN AMERICAN SILVER CORP.	26

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2019 and December 31, 2018, and for the
three and six month period ended June 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

For the six months ended June 30,		2019		2018
	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount
Net earnings (1)	$51,646			$83,563
Basic earnings per share	$51,646	193,055	$0.27	$83,563	153,303	$0.55
Effect of Dilutive Securities:
Stock Options	—	123		—	240
Diluted earnings per share	$51,646	193,178	$0.27	$83,563	153,543	$0.54
(1)Net earnings attributable to equity holders of the Company.
Potentially dilutive securities excluded in the diluted earnings per share calculation for the three and six months ended June 30, 2019 were 1,053,863 and 1,041,618 out-of-the-money options and CVRs potentially convertible into 15,600,208 common shares (Note 4), respectively (2018 – 279,943 and 279,943 out-of-the-money options, respectively).

21. SUPPLEMENTAL CASH FLOW INFORMATION
The following tables summarize other adjustments for non-cash income statement items, changes in operating working capital items and significant non-cash items:

	Three months ended June 30,		Six months ended June 30,
Other operating activities	2019	2018	2019	2018
Adjustments for non-cash income statement items:
Share-based compensation expense	$1,220	$1,146	$2,057	$2,108
(Gains) losses on securities held	(3,054)	1,761	(14,374)	723
Gains on commodity and foreign currency contracts (Note 5d)	(1,240)	(906)	(1,581)	(2,639)
Loss on derivatives (Note 5d)	1,785	737	14	780
Share of income from associate and dilution gain (Note 10)	(309)	(14,113)	(920)	(14,272)
Net realizable value adjustment for inventories	(2,254)	(7,034)	5,881	(12,365)
	$(3,852)	$(18,409)	$(8,923)	$(25,665)

	Three months ended June 30,		Six months ended June 30,
Changes in non-cash operating working capital items:	2019	2018	2019	2018
Trade and other receivables	$11,052	$2,059	$1,089	$6,432
Inventories	26,008	5,569	36,838	(1,171)
Prepaid expenses	2,053	878	2,999	1,342
Accounts payable and accrued liabilities	(17,454)	851	(56,343)	(5,217)
Provisions	(1,519)	(1,585)	(2,379)	(4,934)
	$20,140	$7,772	$(17,796)	$(3,548)

	Three months ended June 30,		Six months ended June 30,
Significant non-cash items:	2019	2018	2019	2018
Assets acquired by finance lease	$22,074	$1,660	$45,507	$5,658
Shares issued as compensation	$243	$182	$243	$182

PAN AMERICAN SILVER CORP.	27

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2019 and December 31, 2018, and for the
three and six month period ended June 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Cash and Cash Equivalents	June 30, 2019	December 31, 2018
Cash in banks	$92,221	$77,735
Short term money markets	—	60,775
Cash and cash equivalents	$92,221	$138,510

22. SEGMENTED INFORMATION
All of the Company’s operations are within the mining sector, conducted through operations in six countries. Due to geographic and political diversity, the Company’s mining operations are decentralized in nature whereby mine general managers are responsible for achieving specified business results within a framework of global policies and standards. We have determined that each producing mine and significant development property represents an operating segment. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently. Operating results of operating segments are reviewed by the Company’s chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. Segment performance is evaluated by the CODM based on a number of measures including mine operating earnings.
Significant information relating to the Company’s reportable operating segments is summarized in the table below:

For the three months ended June 30, 2019
Segment/Country	Mine	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Capital expenditures
Silver segment:
Mexico	Dolores	$55,082	$48,014	$25,111	$(18,043)	$14,402
	La Colorada	43,159	19,775	6,021	17,363	6,371
Peru	Huaron	27,875	18,661	3,516	5,698	1,438
	Morococha	22,767	16,915	3,622	2,230	3,045
Bolivia	San Vicente	20,278	16,034	2,521	1,723	405
Argentina	Manantial Espejo	19,051	17,006	754	1,291	7,202
Guatemala	Escobal	—	—	—	—	352
Gold segment:
Peru	Shahuindo & La Arena	94,736	52,790	15,760	26,186	29,608
Canada	Timmins (1)	—	—	—	—	1,815
Other segment:
Canada	Pas Corp	—	—	215	(215)	37
Argentina	Navidad	—	—	3	(3)	—
Other	Other	—	—	90	(90)	44
		$282,948	$189,195	$57,613	$36,140	$64,719
2.Classified as assets held for sale (Note 4).

PAN AMERICAN SILVER CORP.	28

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2019 and December 31, 2018, and for the
three and six month period ended June 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

For the three months ended June 30, 2018
Segment/Country	Mine	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Capital expenditures
Silver segment:
Mexico	Dolores	$69,787	$40,287	$21,439	$8,061	$15,332
	La Colorada	39,166	15,369	4,894	18,903	4,846
Peru	Huaron	25,994	17,311	2,982	5,701	2,608
	Morococha	31,273	17,517	4,339	9,417	2,635
Bolivia	San Vicente	18,202	12,682	1,886	3,634	2,132
Argentina	Manantial Espejo	32,038	20,817	1,971	9,250	8,143
Other segment:
Canada	Pas Corp	—	—	33	(33)	167
Argentina	Navidad	—		22	(22)	13
Other	Other	—	—	60	(60)	50
		$216,460	$123,983	$37,626	$54,851	$35,926

For the six months ended June 30, 2019
Segment/Country	Mine	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Capital expenditures
Silver segment:
Mexico	Dolores	$113,706	$103,693	$51,676	$(41,663)	$26,963
	La Colorada	91,556	39,345	12,252	39,959	10,172
Peru	Huaron	57,679	37,490	6,785	13,404	3,835
	Morococha	53,946	35,460	7,485	11,001	3,838
Bolivia	San Vicente	42,016	31,377	4,612	6,027	1,386
Argentina	Manantial Espejo	28,687	30,150	1,708	(3,171)	13,055
Guatemala	Escobal	—	—	—	—	996
Gold segment:
Peru	Shahuindo & La Arena	128,001	77,795	21,839	28,367	40,215
Canada	Timmins (1)	—	—	—	—	4,989
Other segment:
Canada	Pas Corp	—	—	336	(336)	46
Argentina	Navidad	—	—	3	(3)	7
Other	Other	—	—	251	(251)	95
		$515,591	$355,310	$106,947	$53,334	$105,597
1.Classified as assets held for sale (Note 4).

PAN AMERICAN SILVER CORP.	29

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2019 and December 31, 2018, and for the
three and six month period ended June 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

For the six months ended June 30, 2018
Segment/Country	Mine	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Capital expenditures
Silver segment:
Mexico	Dolores	$132,681	$79,395	$40,872	$12,414	$34,154
	La Colorada	79,648	31,382	10,192	38,074	9,342
Peru	Huaron	58,644	35,976	6,165	16,503	4,535
	Morococha	64,920	34,016	8,047	22,857	3,822
Bolivia	San Vicente	33,622	22,607	3,330	7,685	3,590
Argentina	Manantial Espejo	53,906	37,906	3,335	12,665	12,694
Other segment:
Canada	Pas Corp	—	—	64	(64)	235
Argentina	Navidad	—	—	43	(43)	24
Other	Other	—	—	116	(116)	95
		$423,421	$241,282	$72,164	$109,975	$68,491

A reconciliation of segment mine operating earnings to the Company’s earnings before income taxes per the Condensed Interim Consolidated Income Statements is as follows:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Mine operating earnings (Note 22)	$36,140	$54,851	$53,334	$109,975

General and administrative	(7,571)	(5,566)	(13,506)	(11,524)
Exploration and project development	(4,625)	(1,877)	(6,079)	(4,621)
Mine care and maintenance	(5,842)	—	(9,289)	—
Foreign exchange gains (losses)	697	(4,917)	(2,148)	(6,592)
Gains on commodity and foreign currency contracts (Note 5d)	1,240	906	1,581	2,639
Gains (losses) on sale of mineral properties, plant and equipment	3,447	(182)	3,487	7,804
Share of income from associate and dilution gain (Note 10)	309	14,113	920	14,272
Transaction and integration costs (Note 4)	(3,446)	—	(4,849)	—
Bargain purchase gain (Note 4)	—	—	30,492	—
Other expense	(350)	(1,135)	(243)	(591)
Earnings from operations	19,999	56,193	53,700	111,362

Loss on derivatives (Note 5d)	(1,785)	(737)	(14)	(780)
Investment income (loss)	2,533	(1,071)	14,816	827
Interest and finance expense (Note 19)	(7,945)	(1,175)	(12,669)	(3,533)
Earnings before income taxes	$12,802	$53,210	$55,833	$107,876

PAN AMERICAN SILVER CORP.	30

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2019 and December 31, 2018, and for the
three and six month period ended June 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

At June 30, 2019
Segment/Country	Mine	Assets	Liabilities	Net assets
Silver segment:
Mexico	Dolores	$765,668	$134,166	$631,502
	La Colorada	227,050	50,667	176,383
Peru	Huaron	121,968	43,527	78,441
	Morococha	104,513	38,702	65,811
Bolivia	San Vicente	78,918	34,527	44,391
Argentina	Manantial Espejo	99,534	31,217	68,317
Guatemala	Escobal	267,740	19,798	247,942
Gold segment:
Peru	Shahuindo & La Arena	905,664	213,647	692,017
Canada	Timmins (1)	406,780	30,934	375,846
Other segment:
Canada	Pas Corp	140,254	361,317	(221,063)
Argentina	Navidad	193,069	—	193,069
	Other	110,937	44,664	66,273
		$3,422,095	$1,003,166	$2,418,929
(1)Classified as assets held for sale (Note 4).

At December 31, 2018
Segment/Country	Mine	Assets	Liabilities	Net assets
Silver segment:
Mexico	Dolores	$791,485	$150,003	$641,482
	La Colorada	230,736	56,206	174,530
Peru	Huaron	119,015	44,055	74,960
	Morococha	126,755	40,183	86,572
Bolivia	San Vicente	83,686	38,169	45,517
Argentina	Manantial Espejo	20,839	24,994	(4,155)
Other segment:
Canada	Pas Corp	247,792	30,221	217,571
Argentina	Navidad	193,777	1,546	192,231
	Other	123,391	38,750	84,641
		$1,937,476	$424,127	$1,513,349

	Three months ended June 30,		Six months ended June 30,
Product Revenue	2019	2018	2019	2018
Refined silver and gold	$173,173	$106,459	$279,019	$196,353
Zinc concentrate	33,081	39,400	74,886	81,916
Lead concentrate	43,507	36,622	91,351	73,112
Copper concentrate	16,471	20,055	37,459	46,189
Silver concentrate	16,716	13,924	32,876	25,851
Total	$282,948	$216,460	$515,591	$423,421

PAN AMERICAN SILVER CORP.	31

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2019 and December 31, 2018, and for the
three and six month period ended June 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

23. INCOME TAXES
Components of Income Tax Expense

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Current income tax expense	$18,092	$17,607	$32,387	$35,742
Deferred income tax recovery	(9,155)	(1,093)	(16,160)	(12,718)
Income tax expense	$8,937	$16,514	$16,227	$23,024
Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table which results in effective tax rates that vary considerably from the comparable period. The main factors that affected the effective tax rates for the three and six months ended June 30, 2019 and the comparable period of 2018 were foreign exchange fluctuations, changes in the recognition of certain deferred tax assets, changes in the non-deductible portion of reclamation liabilities, mining taxes paid, and withholding taxes remitted on payments from foreign subsidiaries. The Company continues to expect that these and other factors will continue to cause volatility in effective tax rates in the future.
Reconciliation of Effective Income Tax Rate

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Earnings before taxes, discontinued operations, and non-controlling interests	$12,802	$53,210	$55,833	$107,876
Statutory Canadian income tax rate	27.00%	27.00%	27.00%	27.00%
Income tax expense based on above rates	$3,457	$14,367	$15,075	$29,127
Increase (decrease) due to:
Non-deductible expenditures	1,184	945	2,095	1,875
Foreign tax rate differences	89	4,078	238	3,008
Change in net deferred tax assets not recognized:
- Argentina exploration expenditures	1,002	788	1,576	1,532
- Other deferred tax assets	(5,945)	(8,209)	(11,345)	(16,556)
Non-taxable portion of net earnings of affiliates	(38)	(920)	(68)	(1,764)
Non-taxable bargain purchase gain	—	—	(8,233)	—
Effect of other taxes paid (mining and withholding)	5,636	4,035	10,032	9,330
Effect of foreign exchange on tax expense	(2,251)	13,629	(6,031)	1,583
Non-taxable impact of foreign exchange	1,088	(10,549)	2,681	(2,398)
Change in non-deductible portion of reclamation liabilities	2,075	(692)	7,332	(401)
Change in current tax expense estimated for prior years	—	(2,030)	—	(2,030)
Other	2,640	1,072	2,875	(282)
Income tax expense	$8,937	$16,514	$16,227	$23,024
Effective income tax rate	69.81%	31.04%	29.06%	21.34%

PAN AMERICAN SILVER CORP.	32

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2019 and December 31, 2018, and for the
three and six month period ended June 30, 2019 and 2018
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

24. CONTINGENCIES
The Company is subject to various legal, tax, environmental and regulatory matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. In the opinion of management none of these matters are expected to have a material adverse effect on the results of operations or financial conditions of the Company. Since December 31, 2018, there have been no significant changes to these contractual obligations and commitments other than the new liabilities and provisions assumed as described in the purchase price allocation table included in the Tahoe Acquisition (Note 4).

25. RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services. All related party transactions for the three and six months ended June 30, 2019 and 2018 have been disclosed in these condensed interim consolidated financial statements. Transactions with Maverix, an associate of the Company, have been disclosed in Note 10 of these condensed interim consolidated financial statements.
These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

PAN AMERICAN SILVER CORP.	33